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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             GIANT INDUSTRIES, INC.
                                (NAME OF ISSUER)

                             GIANT INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  374508 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                JAMES E. ACRIDGE
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                             GIANT INDUSTRIES, INC.
                          23733 NORTH SCOTTSDALE ROAD
                           SCOTTSDALE, ARIZONA 85255
                                 (480) 585-8888
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                            KAREN C. MCCONNELL, ESQ.
                             AUDREY V. DORCH, ESQ.
                             FENNEMORE CRAIG, P.C.
                     3003 NORTH CENTRAL AVENUE, SUITE 2600
                             PHOENIX, ARIZONA 85012
                                 (602) 916-5000

                               DECEMBER 21, 1999
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION                AMOUNT OF FILING FEE
---------------------                --------------------
     $12,000,000(1)                        $  2,400(2)

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(1) For the purpose of calculating the filing fee only, this amount is based on the purchase of 1,333,333 shares of common stock of Giant Industries, Inc. at $9.00 per share.

(2) The amount of the filing fee equals 1/50th of one percent of the value of the securities to be acquired.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:     Not applicable   FILING PARTY:   Not applicable.
FORM OR REGISTRATION NO.:   Not applicable   DATE FILED:     Not applicable.

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ITEM 1.  SECURITY AND ISSUER.

     (a) The issuer of the securities to which this statement relates is Giant Industries, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 23733 North Scottsdale Road, Scottsdale, Arizona 85255.

     (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 1,333,333 shares of the Company's Common Stock, $.01 par value (the "Shares") (or such lesser number of Shares as are properly tendered), at a price of $9.00 per Share, net to the seller in cash (the "Purchase Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, are collectively referred to herein as the "Offer"), copies of which are attached as Exhibits
(a)(1) and (a)(2), respectively, and incorporated herein by reference. As of December 20, 1999, 10,303,488 of the Shares were outstanding, and 310,551 Shares were issuable upon exercise of currently outstanding stock options. In the Offer to Purchase, the Company reserved the right to purchase more than 1,333,333 Shares, but has no current intention of doing so. Reference is hereby made to the Introduction and Section 1 of the Offer to Purchase, which Introduction and
Section 1 are incorporated by reference herein. The Offer to Purchase is being made to all holders of Shares, including executive officers, directors and affiliates of the Company. The Company has been advised that one of its executive officers intends to tender Shares pursuant to the Offer. The information set forth in Section 10, "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares," of the Offer to Purchase is incorporated herein by reference. The Company will not supplement or amend the Offer if any directors or executive officers indicate a change in their intention to tender Shares in the Offer.

     (c) The information set forth in Section 7, "Price Range of Shares; Dividends," of the Offer to Purchase is incorporated by reference herein.

     (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in Section 8, "Source and Amount of Funds," of the Offer to Purchase is incorporated by reference herein.

     (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in the Introduction and Section 2, "Purpose of the Offer; Certain Effects of the Offer," of the Offer to Purchase are incorporated by reference herein.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in Section 10, "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares," of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in Section 10, "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares," of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 15, "Fees and Expenses," of the Offer to Purchase are incorporated herein by reference.

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ITEM 7.  FINANCIAL INFORMATION.

     (a)-(b) The information set forth in Section 9, "Certain Information Concerning the Company," of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in Section 12, "Certain Legal Matters; Regulatory Approvals," of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 11, "Effects of the Offer on the Market for Shares; Registration under the Exchange Act," of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Form of Offer to Purchase, dated December 21, 1999.
(a)(2)   Form of Letter of Transmittal (including Certification of
         Taxpayer Identification Number on Form W-9).
(a)(3)   Form of Notice of Guaranteed Delivery.
(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(5)   Form of Letter to Clients for Use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees
         (including the Instruction Form).
(a)(6)   Form of Letter to Shareholders of the Company, dated
         December 21, 1999, from James E. Acridge, Chief Executive
         Officer and President of the Company.
(a)(7)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(a)(8) Form of Letter to Participants in the Company's employee stock ownership plan.
(a)(9) Form of Letter to Participants in the Company's 401(k) plan whose accounts are invested in the Company's common stock fund.
(a)(10)  Text of Press Release issued by the Company, dated December
         21, 1999.
(b)      Not applicable.
(c)      Not applicable.
(d)      Not applicable.
(e)      Not applicable.
(f)      Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

                                          GIANT INDUSTRIES, INC.

                                          By:     /s/ JAMES E. ACRIDGE
                                            ------------------------------------
                                                      James E. Acridge
                                                Chief Executive Officer and
                                                          President

                            Date: December 21, 1999

                                        4
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                               INDEX TO EXHIBITS

(a)(1)   Form of Offer to Purchase, dated December 21, 1999.
(a)(2)   Form of Letter of Transmittal (including Certification of
         Taxpayer Identification Number on Form W-9).
(a)(3)   Form of Notice of Guaranteed Delivery.
(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(5)   Form of Letter to Clients for Use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees
         (including the Instruction Form).
(a)(6)   Form of Letter to Shareholders of the Company, dated
         December 21, 1999, from James E. Acridge, Chief Executive
         Officer and President of the Company.
(a)(7)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(a)(8) Form of Letter to Participants in the Company's employee stock ownership plan.
(a)(9) Form of Letter to Participants in the Company's 401(k) plan whose accounts are invested in the Company's common stock fund.
(a)(10)  Text of Press Release issued by the Company, dated December
         21, 1999.